Schedule 99.8

To:

Alkaloida Chemical Company Exclusive Group Ltd.
4440 Tiszavasvari
Kabat Janos u 29
Hungary

Date: May 18, 2007

OPTION LETTER AGREEMENT

Re: Share Purchase Agreement

Reference is made to the Share Purchase Agreement (the “SPA”), dated May 18, 2007 (the “SPA”), between Taro Pharmaceutical Industries Ltd. (the “Company”) and Alkaloida Chemical Company Exclusive Group Ltd. (the “Purchaser”). Capitalized terms not defined herein shall have the same meanings set forth in the SPA.

1.  The Options.  (a) Taro Development Corporation (“TDC”) hereby grants the Purchaser (the “Option Holder”) the option to acquire TDC pursuant to a merger whereby a new wholly-owned subsidiary of the Option Holder would merge into TDC (the “TDC Option”) for a total merger, consideration of U.S.$18,088,275, (b) Barrie Levitt, Tal Levitt and Dan Moros (the “Grantors”) hereby grant to the Option Holder the option to acquire 2,405,925 Ordinary Shares held by the Grantors at a purchase price of U.S.$7.75 per Ordinary Share (the “Ordinary Share Option”) and (c) Barrie Levitt grants the Option Holder an option to acquire all Class B Common Stock of Morley and Company, Inc. held by Barrie Levitt for no consideration (the “Morley Option” and together with the TDC Option and the Ordinary Share Option, the “Options”), in each case upon the terms and conditions herein.

2.  Exercise of the Options.  Each of the Options referred to above may be exercised by the Option Holders at any time during the Option Exercise Period (as defined below) if the agreement of merger (the “Merger Agreement”) entered into by Purchaser, the Company and the other parties named therein dated the date hereof terminates for any reason other than pursuant to Section 8.01(h) of the Merger Agreement, except that if the Merger Agreement is terminated pursuant to Section 8.1(i) of the Merger Agreement, then the Option will not be exercisable unless the transaction contemplated by the Specified Definitive Acquisition Agreement (as defined in the Merger Agreement) is not consummated. If the Option Holder elects to exercise any Option in accordance with the terms herein, it must exercise all of the Options.

3.  Option Exercise Period.  The Options may be exercised by the Option Holder within 30 days after termination of the Merger Agreement as described in paragraph 2 above, except that if the Merger Agreement is terminated pursuant to Section 8.1(i) of the Merger Agreement, then the Options may only be exercised within 30 days after the termination of the Specified Definitive Acquisition Agreement (the “Option Exercise Period”).

4.  Tender Offer.  In the event the Option Holder elects to exercise the Options in accordance with the terms herein, the Option Holder will promptly thereafter commence a tender offer (the “Tender Offer”) to acquire any Ordinary Shares, other than those acquired pursuant to the Ordinary Share Option, at a purchase price of U.S.$7.75 per share. The transactions contemplated by the Options will be consummated contemporaneously with the expiration of the Tender Offer. The Tender Offer shall expire not later than 25 business days after its commencement and, if any condition to the Tender Offer is not satisfied or waived, the Options provided for herein shall immediately terminate; provided, however, that the Tender Offer period may be extended as permitted by applicable law or in order to obtain any Governmental Authority approval necessary to consummate the transactions contemplated by the Options or the Tender Offer.

5.  Shareholder Undertakings.  In the event the Option Holder elects to exercise the Options in accordance with the terms herein, the Grantors and Jacob Levitt shall vote all securities of TDC beneficially owned by them in favor of the approval of the transactions contemplated by the TDC Option.

6.  Representations of TDC and the Grantors.  (a) TDC has the corporate right, power and authority to enter into and to perform its obligations under this letter agreement and each of the Grantors and Jacob Levitt have the right, power and authority to enter into and to perform their respective obligations under this letter agreement. The execution, delivery and performance by TDC of this Agreement have been duly authorized by all necessary corporate action on the part of TDC.

(b) This letter agreement has been duly and validly executed and delivered by TDC, the Grantors and Jacob Levitt and constitutes the legal, valid and binding obligation of TDC, the Grantors and Jacob Levitt enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

7.  Governmental Authority Approvals.  If in the written opinion of counsel to TDC reasonably acceptable to the Option Holder, approval of any Governmental Authority is required in order to consummate the transactions contemplated by the Options, such transactions may be deferred until such time as approval of such Governmental Authority is obtained or is no longer required. Furthermore, TDC and the Grantors will use their reasonable best efforts to obtain any Governmental Authority approvals required to permit the Option Holder to consummate the transactions contemplated by the Options as promptly as reasonably practicable following the exercise of the Options by the Option Holder.

8.  Covenants.  (a) TDC agrees that, until the expiration of the Option Exercise Period, it shall not make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any share capital of TDC, any Ordinary Shares held by TDC, any Class A Common Stock of Morley and Company, Inc. held by TDC or any other TDC assets.

(b) The Grantors and Jacob Levitt agree that, until the expiration of the Option Exercise Period, none of them shall make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any of the Ordinary Shares subject to the Ordinary Shares Option or any capital stock of TDC held by them.

(c) Barrie Levitt agrees that, until the expiration of the Option Exercise Period, he shall not make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any of the Class B Common Stock of Morley and Company, Inc. held by him.

9.  Assignment.  The Option Holder may assign this letter agreement or any of its rights and obligations hereunder to one or more of Affiliates of Sun Pharmaceutical Industries Ltd. without the consent of TDC, the Grantors and Jacob Levitt.

10.  Governing Law.  The governing law of this letter agreement shall be the substantive law of the State of New York, without giving effect to rules of conflicts of laws. All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.

[Signatures on following page]

Sincerely,

TARO DEVELOPMENT CORPORATION

By:	/s/ Barrie Levitt
Name: Barrie Levitt
Title: President

BARRIE LEVITT

By:	/s/ Barrie Levitt

TAL LEVITT

By:	/s/ Tal Levitt

DAN MOROS

By:	/s/ Dan Moros

JACOB LEVITT

By:	/s/ Jacob Levitt

ACCEPTED AND AGREED:

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Sudhir Valia
Name: Sudhir Valia
Title: Director